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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003


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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4--1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


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            [Indicate by check mark whether the registrant files or
         will file annual reports under cover Form 20-F or Form 40-F.]

                            Form 20-F X Form 40-F ___
                                     ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                  Yes ____ No X
                                             ---

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                                          Mitsubishi Tokyo Financial Group, Inc.

  Notice concerning preliminary pricing terms relating to the issuance of new shares and the secondary offering of our shares

Tokyo, February 17, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki), resolved at a meeting of the board of directors held today the preliminary pricing terms relating to the issuance of new shares and the secondary offering of our shares as stated below.

1. Issuance of new shares in the offering

Preliminary pricing terms:
The issue price for new shares in the offering shall be determined by multiplying the closing price of our common stock on any date between February 28, 2003 (Friday) and March 5, 2003 (Wednesday) (such date shall be referred to as the "Determination Date" hereinafter) on the Tokyo Stock Exchange (or, if no closing price is quoted, the closing price of the immediately preceding date) by a number between 0.9 and 1.0. Any fraction of one yen shall be disregarded.

2. Secondary offering of our shares

Preliminary pricing terms:
The selling price in the secondary offering of our shares shall be determined by multiplying the closing price of our common stock on the Determination Date on the Tokyo Stock Exchange (or, if no closing price is quoted, the closing price of the immediately preceding date) by a number between 0.9 and 1.0. Any fraction of one yen shall be disregarded.

The number of new shares to be issued as described in 1 above, the approximate number of shares to be allocated among the offering within Japan, the offering in the U.S. and Canada, and the offering in the international market (excluding the U.S. and Canada) principally in Europe mentioned in 1 and 2 above, the number of secondary shares to be offered conducted by exercise of over-allotment option, and the number of shares to be issued by allocation to third party have not been changed.

In addition, any issues relating to above mentioned issuance of new shares and secondary offering of our shares other than those that have been specifically resolved by the meetings of the board of directors shall be determined by Mr. Shigemitsu Miki, President.

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 17, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                     By:  /S/  Atsushi Inamura
                                        ----------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division